SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  November, 2009

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Delta LLoyd IPO Priced at €16.00 Per Share

The securities to which these materials relate have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act.

3 November 2009

DELTA LLOYD IPO PRICED AT €16.00 PER SHARE

•	Offer price values Delta Lloyd at €2.65 billion

•	Total cash proceeds for Aviva of €1.12 billion*

Aviva plc (“Aviva”) and Delta Lloyd N.V. (“Delta Lloyd”) announce that the offer price for the Initial Public Offering of Delta Lloyd (the “IPO”) is €16.00 per share, resulting in a market capitalisation for Delta Lloyd of €2.65 billion.

The IPO will raise total gross cash proceeds of approximately €1.12 billion* (£1.03 billion**) for Aviva, which will be retained by the group and which will provide Aviva with greater financial flexibility, including the option to explore balance sheet restructuring and further growth opportunities. The IPO will also enhance the value and liquidity of Aviva’s retained stake in Delta Lloyd.

Andrew Moss, group chief executive of Aviva plc, said: “We’re pleased with the success of the IPO, which is a significant strategic milestone for Aviva and Delta Lloyd. The proceeds from this transaction will give Aviva greater flexibility, including exploring further growth opportunities.”

Aviva will retain approximately 57.2%* of the ordinary share capital and 53.0%* of the voting rights in Delta Lloyd. As the majority shareholder, Aviva will continue to consolidate Delta Lloyd in its financial statements. As part of the IPO, Aviva and Delta Lloyd have agreed a new corporate governance framework consistent with Dutch market practice. Aviva will retain the right to nominate two Delta Lloyd Supervisory Board members and will be required to approve any transactions that would result in Aviva’s voting rights being diluted below 50%.

- ends -

* Based on a total offering of 63.5 million shares, and including the over-allotment option (also referred to as a “greenshoe”) which comprises up to 6.35 million of additional shares which members of the underwriting syndicate may place to investors as part of the IPO.

** Based on an exchange rate of £0.92 / €1

Enquiries:

Media

Sue Winston, head of group media relations           +44 (0)20 7662 8221
Hayley Stimpson, director of external affairs          +44 (0)20 7662 7544
Andrew Reid, head of group media relations          +44 (0)20 7662 3131
Conor McClafferty/Nick Woodruff, Finsbury         +44 (0)20 7251 3801

Analysts

Charles Barrows, investor relations director          +44 (0)20 7662 8115
Susie Yeoh, investor relations manager                 +44 (0)20 7662 2117

Notes to editors:

•	Aviva is the world’s fifth largest# insurance group, serving 50 million customers across Europe, North America and Asia Pacific.

•	Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £51.4 billion and funds under management of £381 billion at 31 December 2008.

•	Aviva is the largest insurance services provider in the UK and one of the leading providers of life and pension products in Europe.

•	As at 30 June 2009, Delta Lloyd contributed €3,727 million (£3,156 million) to group IFRS net assets. This amount is stated net of minority interests and before adjustment for the conversion of Aviva and Fonds NutsOhra subordinated debt into new Delta Lloyd equity share capital (€206 million and €22 million respectively).

•	As at 30 June 2009, Delta Lloyd also contributed £53.8 billion to Aviva group IFRS total assets.

•	For the six months ended 30 June 2009, Delta Lloyd contributed £178 million to Aviva group IFRS operating profit before tax and an IFRS net profit after tax of £222 million. For the year ended 31 December 2008, Delta Lloyd contributed £287 million to group IFRS operating profit before tax and an IFRS net loss after tax of £178 million.

•	As a term of the IPO, the litigation commenced by Delta Lloyd against Aviva, in relation to which an appeal is pending in the Amsterdam Court of Appeals, will be discontinued.

•	The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.

#based on gross worldwide premiums at 31 December 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 03 November, 2009

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary